

one health

Dear Rachel,

Wow. On Monday, we reached out to the One Drop community with an invitation to be a part of the One Health journey. Your response so far has been overwhelming. In less than 72 hours, we are >30% of the way to our goal.

For those of you who have chosen to become an early investor in One Health, thank you! We are humbled by your continued belief in us and grateful for your support. There will be more updates in the coming days and we are looking forward to sharing our journey, future successes, and in some cases a meal, with you.

If you are considering joining us, it is not too late. The $10Bn CGM market is ripe for disruption and we believe our ultra low cost, pain-free, needle-free, AI enabled, flexible dose CGM will do just that. We are committed to making CGM technology affordable and accessible to everyone living with diabetes, and we invite you help make that vision a reality.

Find Out More*

We are so energized by the support of the One Drop community and cannot wait to serve you once again as **One Health**. Become an investor and be a part of our journey today. Stay safe, stay healthy, and stay tuned for updates!

Warmly and with gratitude,



Jeff Dachis
One Health CEO and founder

*Minimum investment amounts starting at $100. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

   one health

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